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                                                                   EXHIBIT 12.5

                        GRANITE BROADCASTING CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
                      CHARGES AND PREFERRED STOCK DIVIDEND
                          (In thousands except ratios)


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
                                                                                                                        Pro Forma
                                                                       Years ended December 31,                        Latest Twelve
                                                 --------------------------------------------------------------------  Months Ended
                                                                                                              1996       March 31,
                                                   1992         1993        1994       1995         1996    Pro Forma      1997
                                                 --------     --------    -------    --------     --------   --------  -------------
Fixed Charges:
  Interest expense                               $ 11,689     $ 10,988    $10,719    $ 27,188     $ 36,964   $39,430      $ 39,801
  Amortization of deferred financing costs            305          505        842       1,738        2,087     2,087         2,087
  Interest component of rental expense                 40           38         35          35           48        48            48
                                                 --------     --------    -------    --------     --------   -------      --------
    Total fixed charges                            12,034       11,531     11,596      28,961       39,099    41,565        41,936
Preferred stock dividend                               93          236      3,735       3,550        3,525    22,650        22,650
                                                 --------     --------    -------    --------     --------   -------      --------
  Combined fixed charges and preferred
   stock dividend                                $ 12,127     $ 11,767    $15,331    $ 32,511     $ 42,624   $64,215      $ 64,586
                                                 ========     ========    =======    ========     ========   =======      ========

Earnings:
  Income (loss) before income taxes
   and extraordinary item                          (5,297)      (4,507)     3,497        (228)      (5,133)      189        (1,899)

  Total fixed charges                              12,034       11,531     11,596      28,961       39,099    41,565        41,936
                                                 --------     --------    -------    --------     --------   -------      --------
Adjusted earnings                                $  6,737     $  7,024    $15,093      28,733       33,966    41,754        40,037
                                                 ========     ========    =======    ========     ========   =======      ========
Ratio of earnings to combined fixed charges
  and preferred stock dividend                        --           --         --          --           --        --           --
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